SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Eugenio Garza y Garza
Eugenio Garza y Garza
Director of Finance and Corporate Development

Date: June, 19, 2023

FEMSA files information memorandum regarding its divestiture of Heineken shares, in accordance with Mexican regulation.

Monterrey, Mexico, June 19, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced that, in accordance with the General Provisions applicable to issuers of securities and other participants in the securities market, issued by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) it has filed the required information memorandum (“Folleto Informativo”) describing the divestiture of its position in Heineken.

Consequently, a comprehensive translation of this Folleto Informativo is presented as an integral section of this filing, for user convenience.

###

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	June 19, 2023 | Page 1

June 19, 2023

FOMENTO ECONOMICO MEXICANO, S.A.B. DE C.V.

General Anaya 601 Pte.

Bella Vista Col.

Monterrey, N.L. Mexico 64410
http://www.femsa.com/es

Ticker symbol: "FEMSA".

ENGLISH TRANSLATION OF THE CORPORATE RESTRUCTURING INFORMATION MEMORANDUM AS FILED WITH THE MEXICAN SECURITIES AND EXCHANGE COMMISSION

June 19, 2023

Figures expressed in millions of Mexican pesos (“Ps.” or “$”), unless otherwise indicated.

Pursuant to the provisions of Article 104, Section IV of the Securities Market Law (the "LMV") and Article 35 and Annex P of the General Rules Applicable to Issuers and Other Securities Market Participants (as amended, the "Provisions"), issued by the National Banking and Securities Commission (the "CNBV"), Fomento Económico Mexicano, S.A.B. de C.V. ("FEMSA" or the "Company") informs its shareholders and the investing public about the series of offerings, and subsequent sales, of Heineken N. V. common stock ("Heineken") and Heineken Holding N.V. ("Heineken Holding"; Heineken Holding collectively with Heineken, "Heineken Group"), directly and by its subsidiaries CB Equity LLP, Compañía Internacional de Bebidas, S.A. de C.V. and Grupo Industrial Emprex, S. de R.L. de C.V. (such transactions, the "Transactions"), for a total amount of approximately EUR 6,858,295,367, which, in the aggregate, account for more than 10% (ten percent) of the consolidated total assets and 10% (ten percent) of the total consolidated sales of the Company for fiscal year 2022.

Brief Summary of the Transactions

FEMSA, directly and indirectly through certain subsidiaries was as of December 31, 2022 the owner of:

(i)            49,697,203 shares representing the capital stock of Heineken, which represented, as of such date, 8.63% of the total outstanding shares of such company, and

June 19, 2023

(ii)            35,318,320 shares representing the capital stock of Heineken Holding (together with the shares owned by FEMSA referred to in (i) above, the "Shares"), which represented, as of such date, 12.26% of the total outstanding shares of such company, and which, together with the shares representing the capital stock of Heineken, represented an economic interest of 14.76% in Heineken Group.

Heineken and Heineken Holding are companies incorporated under the laws of the Netherlands (a member country of the European Union), whose shares are listed on the Euronext Amsterdam (AEX) stock exchange in Amsterdam, the Netherlands, under the ticker symbols "HEIA" and "HEIO," respectively. Both Heineken and Heineken Holding are subject to supervision and oversight by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten).

In addition, the shares representing the capital stock of Heineken and Heineken Holding are listed for trading in the "Capital" section (under the ticker symbols "HEIA" and "HEIO", respectively) of the International Quotation System of the Mexican Stock Exchange (Sistema Internacional de Cotizaciones de la Bolsa Mexicana de Valores, S.A.B. de C.V.) ("BMV").

With the previous approval of the Board of Directors, on February 17, 2023, FEMSA, through its subsidiary CB Equity LLP, sold through accelerated bookbuilding, a process which consists of seeking interest in the Shares from qualified investors in order to dispose of the Shares in substantial blocks (rather than in granular form) on selected dates, 13,097,020 Heineken Shares and 13,442,468 Heineken Holding Shares.

In addition, as part of the same transaction, Heineken N.V. repurchased 7,782,100 Heineken Shares and 3,891,050 Heineken Holding Shares from FEMSA, pursuant to a bilateral share purchase agreement, representing 3.62% and 6.02% of the capital stock of each of these companies respectively, at a total price of EUR €91 and EUR €75 per share, respectively.

With the approval of the Board of Directors, on May 31, 2023, FEMSA, Compañía Internacional de Bebidas, S.A. de C.V. and Grupo Industrial Emprex, S. de R.L. de C.V., sold through accelerated bookbuilding to qualified investors, 26,286,621 Heineken Shares and 11,490,313 Heineken Holding Shares.

In addition, as part of the same transaction, Heineken N.V. repurchased 2,531,462 Heineken Shares and 1,265,731 Heineken Holding Shares from FEMSA, pursuant to a bilateral share purchase agreement, representing 5.0% and 4.43% of the capital stock of each of these companies, respectively, at a total price of EUR €92.75 and EUR €77.25 per share, respectively.

As a result of the Transactions described above, FEMSA and its subsidiaries sold a total amount of 49,697,203 Heineken Shares and 30,089,562 Heineken Holding Shares, representing 8.63% and 10.45% of the capital stock of each of them, respectively, and which together represent an economic interest of 13.85% in Heineken Group.

Additionally, on February 24, 2023, with the previous approval of the Board of Directors dated February 13, 2023, FEMSA issued EUR500 million 2.625% unsecured exchangeable bonds exchangeable for shares of Heineken Holding maturing in 2026, exchangeable for up to 5,228,758 shares of Heineken Holding (the "Bond Placement"). The Bond Placement was carried out through the offer and sale of debt securities (the "Exchangeable Bonds"), in markets of the European Economic Union and Great Britain, to various qualified investors under the conditions of the applicable legislation.

In order to carry out the Transactions, FEMSA engaged the financial advisory services of Barclays Bank PLC and the brokerage services of BofA Securities, Goldman Sachs International, and Morgan Stanley, in addition to J.P. Morgan and Citigroup Global Markets Limited, which only participated in the May 2023 accelerated bookbuilding. (the "Placement Agents"), and for the Bond Placement, FEMSA engaged the financial advisory services of Barclays Bank PLC and the brokerage services of Goldman Sachs International, Merrill Lynch International and Morgan Stanley & Co. International plc, who distributed the Exchangeable Bonds.

The value of the Transactions as a whole amounts to a total sum of EUR €6,858,295,367, exceeding 10% (ten percent) of the total consolidated assets and 10% (ten percent) of the total consolidated sales as of the end of fiscal year 2022 of the Company.

The Heineken Holding Shares still owned by the Company, after the Transactions, which consist of 5,228,758 ordinary shares, will be used exclusively to cover the Company's obligation under the Bond Placement, and in the event that any shares remain after the obligations under the Bond Placement have been satisfied, The Company will sell such remaining Shares in the future, from time to time or in a single transaction, in such manner as FEMSA's officers may elect, which may be similar to or different from the manner in which the Operations and the Bond Placement have been conducted to date.

This Information Memorandum is not an offer for sale of securities in Mexico but has been prepared and is made available to the public solely to comply with the provisions of the LMV, the Provisions and other applicable legislation.

The shares representing FEMSA's capital stock are registered with the Mexican National Securities Registry and have been listed on the Mexican Stock Exchange since September 22, 1978, under the ticker symbol "FEMSA".

The registration of FEMSA's shares in the National Securities Registry does not imply certification as to the quality of the securities, the solvency of FEMSA or the accuracy or completeness of the information contained in this Information Memorandum, nor validates acts which, if any, may have been carried out in breach of the applicable law.

Copies of this Information Memorandum are available to FEMSA's shareholders upon request at FEMSA's Investor Relations Department, whose offices are located at General Anaya No. 601 Pte., Col. Bella Vista, Monterrey, N.L. 64410, Mexico, Attention: Mr. Juan Fonseca Serratos, telephone: (81) 8328-6167, e-mail: investor@femsa.com.mx. An electronic version of this Information Statement is available on FEMSA's website at the following address: http://www.femsa.gcs-web.com/es/ and on the BMV's website at the following address: www.bmv.com.mx.

INDEX

1.	TERMS AND DEFINITIONS	5

2.	EXECUTIVE SUMMARY	6

3.	DETAILED INFORMATION ON TRANSACTIONS	9

3.1.	Detailed Description of Transactions	9

3.2.	Objective of Transactions.	11

3.3.	Expenses derived from the Transactions.	11

3.4.	Date of Approval of Transactions.	11

3.5.	Accounting Treatment of the Transactions.	12

3.6.	Tax Consequences of the Transactions.	14

4.	INFORMATION CONCERNING EACH OF THE PARTIES INVOLVED IN THE TRANSACTIONS	15

4.1.	Information Related to FEMSA.	15

4.1.1.	Name.	15

4.1.2.	Business Description.	15

4.1.3.	Evolution and Recent Developments.	15

4.1.4.	Capital Structure.	15

4.1.5.	Significant Changes in the Financial Statements since the Last Annual Report.	15

4.2.	Information related to Heineken and Heineken Holding.	16

4.3.	Information related to the Shares.	16

4.4.	Information related to FEMSA's Participating Subsidiaries.	16

5.	RISK FACTORS.	17

5.1	Risk Factors Relating to FEMSA.	17

5.2	Additional Risk Factors Related to Transactions.	17

6.	SELECTED FINANCIAL INFORMATION	19

7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S RESULTS OF TRANSACTION AND FINANCIAL CONDITION	37

7.1	Financial position, liquidity and capital resources	37

7.2	Consolidated Condensed Income Statement	37

8.	RESPONSIBLE PERSONS	40

9.	EXHIBITS	41

9.1.	Report of Mancera, S.C., a member firm of Ernst & Young Global Limited, FEMSA's independent external auditors, on the basis for the preparation of the pro forma financial information and the quantification of the corporate restructuring	41

1.     TERMS AND DEFINITIONS

Unless the context indicates otherwise, all references to the following terms contained in this Information Memorandum shall have the meanings attributed to them below and shall apply in both the singular and plural of the terms defined:

"Shares" means, collectively, the shares representing the capital of Heineken Holding N.V. and the shares representing the capital of Heineken N.V. of which FEMSA, directly and indirectly owned, and owns, as of this date.

"BMV" means the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.)

"Exchangeable Bonds" has the meaning ascribed to such term on the cover page of this Information Memorandum.

"CNBV" means the National Banking and Securities Commission.

"Coca-Cola FEMSA" means Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries.

"Bond Placement" has the meaning ascribed to such term on the cover page of this Information Memorandum.

"Provisions" means the Disposiciones de Carácter General aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores (the General Rules Applicable to Issuers and Other Securities Market Participants) (including amendments thereto).

"Maturity Date" has the meaning ascribed to such term in the Detailed Description of the Transactions section.

"FEMSA" or "Company" means Fomento Económico Mexicano, S.A.B. de C.V.

"FEMSA Comercio" means FEMSA Comercio, S.A. de C.V. and subsidiaries.

Information Memorandum" means this FEMSA Corporate Restructuring Information Memorandum dated June 19, 2023.

"Heineken Group" means, collectively, Heineken and Heineken Holding.

"Heineken" means Heineken N.V.

"Heineken Holding" means Heineken Holding N.V.

"LMV" means the Securities Market Law.

"Transactions" has the meaning attributed to such term on the cover page of this Information Memorandum.

"Annual Report" means FEMSA's annual report for the fiscal year ended December 31, 2022, filed with the CNBV and the BMV on April 24, 2023, which will be available on FEMSA's websites at www.bmv.com.mx and www.gob.mx/cnbv, as well as on FEMSA's website at http://www.femsa.gcs-web.com/es.

2.    EXECUTIVE SUMMARY

This summary comprises a brief description of the participants and the most relevant aspects of the Transactions and does not purport to contain all the information that may be relevant to the Transactions, and it is supplemented by the more detailed information and financial information included in other sections of this Information Memorandum.

FEMSA is a Mexican corporation holding different subsidiaries. The activities of FEMSA and its subsidiaries, as a business unit, are carried out by different operating companies, which are grouped in several direct and indirect subsidiaries of FEMSA.

The activities and industries in which FEMSA and its subsidiaries participate are described below:

In the beverage industry through Coca-Cola FEMSA, the largest public bottler of Coca- Cola products in the world in terms of volume.

In the retail industry through the following FEMSA Comercio divisions: (1) Proximity Americas Division, operating OXXO, a small-format store chain in Latin America; (2) Proximity Europe Division, a small-format retail and foodvenience chains in Europe operated by Valora Holding AG, (3) the Fuel Division, operating the OXXO Gas chain of retail service stations, and (4) the Health Division, which includes pharmacy service locations and related operations in Latin America.

In the specialized distribution, facility and packaging supplies and third-party logistics industries through Logistics and Distribution, operated by Envoy Solutions, LLC and Solistica, S.A. de C.V., which includes the sale of products in the distribution of supplies and packaging solutions industries, as well as integrated logistics services for third parties.

In other ancillary businesses through Other Businesses, including Digital@FEMSA, our digital and financial ecosystem business, and other point-of-sale refrigeration, food processing equipment, and plastics solutions businesses.

FEMSA was incorporated under the laws of Mexico on May 30, 1936 for a duration of 99 years and may be extended indefinitely by resolution of our shareholders. We are organized as a sociedad anónima bursátil de capital variable under the laws of Mexico.

The BD Units and B Units are listed on the BMV under the ticker symbols FEMSA UBD and FEMSA UB, respectively, and are registered in the securities section of the Mexican National Securities Registry. The BD Units are also listed as American Depositary Receipts on the New York Stock Exchange under the ticker symbol "FMX". For a complete description of the Company's business and operations, as well as its capital stock, see the Annual Report.

Investment in Heineken. FEMSA, directly and indirectly through its subsidiaries, was as of December 31, 2022 the owner of:

(i)            49,697,203 Shares representing the capital stock of Heineken, which represented, as of that date, 8.63% of the total outstanding shares of such company, and

(ii)            35,318,320 Shares representing the capital stock of Heineken Holding, which represented, as of that date, 12.26% of the total outstanding shares of such company which, together with the shares representing the capital stock of Heineken, represented an economic interest of 14.76% in Heineken Group.

Heineken and Heineken Holding are companies incorporated under the laws of the Netherlands (a member country of the European Union), whose shares are listed on the Euronext Amsterdam (AEX) stock exchange in Amsterdam, the Netherlands, under the ticker symbols "HEIA" and "HEIO," respectively. Both Heineken and Heineken Holding are subject to supervision and oversight by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten).

In addition, the shares representing the capital stock of Heineken and Heineken Holding are listed for trading in the "Capitals" section of the International Quotation System of the Mexican Stock Exchange (BMV).

Between February 17 and May 31, 2013, FEMSA and its subsidiaries Compañía Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S. de R.L. de C.V. and CB Equity LLP (the “Participating Subsidiaries”) sold 49,697,203 Heineken Shares and 30,089,562 Heineken Holding Shares, representing respectively 8.63% and 10.45% of the capital stock of each of them, which together represent an economic interest of 13.85% in Heineken Group, which have been concluded in the secondary market through accelerated bookbuilding to qualified investors, as well as the bilateral agreements for the sale of shares entered into by FEMSA with Heineken N.V.

In addition, on February 24, 2023, FEMSA issued EUR500 million 2.625% unsecured exchangeable bonds exchangeable for shares of Heineken Holding maturing in 2026, exchangeable for up to 5,228,758 shares of Heineken Holding (the "Bond Placement"). The Bond Placement has been carried out through the offer and sale of debt securities, in markets of the European Economic Union and Great Britain, to several qualified investors under the conditions of the applicable legislation. Although, on May 30, 2023, FEMSA announced a tap issuance of up to EUR 250 million of the Exchangeable Bonds, given the strong demand for the Shares, through the Transactions, on May 31, 2023, the Company decided not to proceed with this additional offering.

In order to carry out the Transactions, FEMSA engaged the financial advisory services of Barclays Bank PLC and the brokerage services of the Placement Agents, who have participated in the accelerated bookbuilding process.

The sales efforts of Barclays Bank PLC as financial advisor, and of the Placement Agents, as bookrunners, have been carried out as permitted by the applicable provisions in the different markets, and without directing any efforts to investors resident in Mexico.

For the Bond Placement, FEMSA engaged the financial advisory services of Barclays Bank PLC and the brokerage services of Goldman Sachs International, Merrill Lynch International and Morgan Stanley & Co. International plc, who distributed the Exchangeable Bonds.

The value of the Transactions, excluding the Bond Placement, as a whole amounts to a total sum of EUR 6,858,295,367, which exceeds 10% (ten percent) of the total consolidated assets and 10% (ten percent) of the total consolidated sales at the end of fiscal year 2022 of the Company.

3.    DETAILED INFORMATION ON TRANSACTIONS

3.1.	Detailed Description of Transactions

Investment in Heineken. FEMSA, directly and indirectly, through certain subsidiaries was as of December 31, 2022, the owner of:

(i)            49,697,203 shares representing the capital stock of Heineken, which represented, as of such date, 8.63% of the total outstanding shares of such company; and (ii)49,697,203 shares representing the capital stock of Heineken, which represented, as of such date, 8.63% of the total outstanding shares of such company, and

(ii)            35,318,320 shares representing the capital stock of Heineken Holding, which represented, as of such date, 12.26% of the total outstanding shares of such company which, together with the shares representing the capital stock of Heineken, represented an economic interest of 14.76% in Heineken Group.

Such holding resulted from a certain share exchange agreement entered into between FEMSA and certain of its subsidiaries with Heineken, dated January 11, 2010, which information is incorporated by reference to the "Management - By-Laws and Other Agreements - Material Contracts Relating to our Investment in Heineken - Share Exchange Agreement" section of FEMSA's Annual Report, as well as a series of internal corporate restructurings.

On January 23, 2023, FEMSA entered into a mandate agreement with Barclays Bank PLC, to the effect that Barclays Bank PLC, from time to time and considering the market situation, will make recommendations to FEMSA, to the effect that FEMSA authorizes Barclays Bank PLC, through one or more accelerated bookbuilding processes or other appropriate transactions, to seek interest from institutional and other investors, in markets other than the Mexican market, in acquiring blocks of the Shares, through a process or processes known as accelerated bookbuilding or other appropriate transactions, to seek from institutional and other investors, in markets other than the Mexican market, interest in acquiring significant blocks of the Shares, at the best prices available and on the dates selected (the "Services Agreement"). The Services Agreement has a term of 24 months and may be terminated early by either party. Barclays Bank PLC is entitled to receive consideration from FEMSA for each block of Shares that FEMSA indirectly sells, based on the recommendations of Barclays Bank PLC. This Services Agreement also contains provisions relating to advising on transactions similar to the Bond Placement, through the issuance of bonds similar to the Exchangeable Bonds.

Under the Service Agreement, (i) on February 17, 2023, FEMSA, through its subsidiary CB Equity LLP, through several block transactions, entered into in markets other than the Mexican market pursuant to applicable law, sold through accelerated bookbuilding to qualified investors, 13,097,020 Heineken Shares and 13,442,468 Heineken Holding Shares. In addition, as part of the same transaction, Heineken N.V. repurchased 7,782,100 Heineken Shares and 3,891,050 Heineken Holding Shares from FEMSA, pursuant to a bilateral share purchase agreement, representing 3.62% and 6.02% of the capital stock of each of them, at an equal total price of EUR €91 and EUR €75 per share, respectively; and (ii) on May 31, 2023, FEMSA, its Participating Subsidiaries. through several block transactions, entered into in markets other than the Mexican market pursuant to applicable law, sold through accelerated bookbuilding to qualified investors, 26,286,621 million Heineken Shares and 11,490,313 Heineken Holding Shares. In addition, as part of the same transaction, Heineken N.V. repurchased 2,531,462 Heineken Shares and 1,265,731 Heineken Holding Shares from FEMSA, pursuant to a bilateral share purchase agreement, representing 5.0% and 4.43% of the capital stock of each of them, respectively, at a total price of EUR €92.75 and EUR €77.25 per share, respectively.

As a result of the Transactions described above, FEMSA and its Participating Subsidiaries sold 49,697,203 shares of Heineken and 30,089,562 shares of Heineken Holding, representing 8.63% and 10.45% of the capital stock of each of them, respectively, and which together represent an economic interest of 13.85% in Grupo Heineken, which were sold in the secondary market through accelerated bookbuilding to qualified investors, as well as through bilateral agreements for the sale of Shares entered into by FEMSA with Heineken N.V.

Additionally, on February 24, 2023, FEMSA carried out the Bond Placement through the issuance and placement of the unsecured Exchangeable Bonds for an amount of EUR500 million, bearing interest at a fixed annual rate equal to 2.625% The Exchangeable Bonds, in their entirety, are exchangeable for up to 5,228,758 shares of Heineken Holding, divided pro rata among the holders of the Exchangeable Bonds, it being understood that (i) this total number of shares may be adjusted and modified by corporate events affecting such shares (such as consolidations or splits of such shares), and (ii) for illustrative purposes, on the initial date of issuance of the Exchangeable Bonds, for each EUR 100,000 principal amount of the Exchangeable Bonds, there would be the right to receive in the event of an exchange 1.045.7516 Heineken Holding shares (equivalent to a price per Heineken Holding share equal to approximately EUR95.6250, on the date of issuance of the Exchangeable Bonds).

Holders of Exchangeable Bonds have the right to exchange the Exchangeable Bonds for shares of Heineken Holding during the period beginning on April 6, 2023 and ending on February 24, 2026 (the "Maturity Date"), unless (i) the Maturity Date is extended in exceptional cases, (ii) the Exchangeable Bonds are payable in cash (instead of exchangeable) as a consequence of a cause of early maturity affecting FEMSA, (iii) the holders of the Exchangeable Bonds elect their redemption in cash, in the event that the shares of Heineken Holding owned by the investing public are less than 15% (fifteen percent) of the total outstanding shares of Heineken Holding, (iv) FEMSA elects to redeem the Exchangeable Bonds early in cash, or (v) in the event of the exercise of the right to exchange the Exchangeable Bonds for shares of Heineken Holding by the holders of the Exchangeable Bonds, FEMSA elects to redeem them in cash. For the issuance of the Exchangeable Bonds, FEMSA engaged the financial advisory services of Barclays Bank PLC and the brokerage services of Goldman Sachs International, Merrill Lynch International and Morgan Stanley & Co. International plc, as placement agents.

The total amount of the Transactions amounts to EUR 6,858,295,367, which exceeds 10% (ten percent) of the total consolidated assets and 10% (ten percent) of the total consolidated sales as of the end of fiscal year 2022 of the Company, and therefore their terms are disclosed to the public by FEMSA.

The Heineken Holding Shares still owned by the Company, which consist of 5,228,758 ordinary shares, will be used exclusively to cover the Company's obligation under the Bond Placement, and in the event that any shares remain after the obligations under the Bond Placement have been satisfied, the Company will sell such remaining Shares in the future, from time to time or in a single transaction, in such manner as FEMSA's officers may elect, which may be similar to or different from the manner in which the Transactions and the Bond Placement have been conducted to date.

3.2.	Objective of Transactions.

FEMSA's objective for the Transactions is to dispose of its investment in Heineken Group, consistent with the strategic initiatives announced by FEMSA on February 15, 2023. The press release can be accessed at: https://www.globenewswire.com/news-release/2023/02/15/2609255/0/en/FEMSA-Forward-Announcing-results-of-strategic-review.html

This press release does not form part of this Information Memorandum.

3.3.	Expenses derived from the Transactions.

Expenses arising from the Transactions and the Bond Placement are and will be those related to the sale of all or a portion of the Shares in the secondary market and the placement of Exchangeable Notes or similar instruments, which may include, but are not limited to, advisory, structuring, brokerage and placement fees of Barclays Bank PLC and other placement intermediaries, fees of FEMSA's legal advisors in the various markets and fees of FEMSA's accounting advisors, and which will be incurred on market terms available to FEMSA, which amount to approximately Ps. 957,357,263 pesos (nine hundred fifty-seven million three hundred fifty-seven thousand two hundred sixty-three pesos, lawful currency of Mexico).

3.4.	Date of Approval of Transactions.

Pursuant to the provisions of Article 28 of the LMV, the board of directors has approved to carry out the Transactions in the manner and on the terms chosen by the officers of FEMSA, and provided that adequate conditions (including market conditions) exist.

By virtue of the foregoing, on February 13 and May 12, 2023, meetings of FEMSA's board of directors were held, respectively, in order to approve, among other matters, the necessary actions to carry out the Transactions and the Bond Placement (and other related transactions with respect to the Shares), as well as the hiring of the necessary and convenient financial advisors to coordinate the efforts to sell the Shares and other placement intermediaries, in accordance with the applicable legislation.

The Transactions and the Bond Placement do not require the approval of FEMSA's general shareholders' meeting in accordance with applicable provisions and FEMSA's by- laws.

3.5.	Accounting Treatment of the Transactions.

Investments recognized by the equity method

In accordance with accounting policy and assessment in accordance with IAS 28 Investments in Associates and Joint Ventures, the Company classified an investment in Heineken as an investment in associates measured under the equity method, due to the exercise of significant influence over the entity's operational and financial decisions based primarily on its voting rights and representation on the Board of Directors. However, the disposition of the investment will represent the loss of significant influence, so the application of the equity method should be discontinued from the time of the Transactions.

Investments recognized as financial instruments

When an entity has an investment in an associate and ceases to exercise significant influence, if it maintains an interest in the invested entity, it is expected to classify that interest as an equity financial instrument, which implies that the investment is measured at fair value in accordance with IFRS 9 Financial Instruments.

Therefore, also based on the Company's accounting policy, on the initial recognition of an equity instrument that is not held for trading, under the "other" business model, the Company may irrevocably elect to present changes in the fair value of the investment in comprehensive income or in the income statement; This decision is made at the level of each investment. FEMSA has defined that these instruments will be measured at fair value reflecting changes in valuation within net income for the period. Dividends are recognized as other income in profit or loss unless the dividend clearly represents the recovery of part of the cost of an investment.

Presentation as a discontinuous operation

In accordance with IFRS 5 Non-current assets held for sale and discontinued operations, a discontinued operation is a component of an entity that has been disposed of or classified as held for sale and represents a major line of business or geographic area of operations. A component of an entity is understood as those operations and cash flows that can be clearly distinguished operationally and financially for financial reporting purposes, from the rest of the entity; In other words, a component of an entity would have been a cash-generating unit as long as it was maintained for use.

Because the investment in Heineken has been considered a reportable segment, which implies that its financial information is clearly identifiable separately from the rest of the entity, in addition to being reviewed by the General Management for decision making related to the allocation of resources and performance evaluation, the disposition of the investment in shares of associates would be presented as a discontinuous operation in the consolidated condensed proforma statement of income of the Company.

The unaudited pro forma consolidated financial statements are presented solely for illustrative purposes. The pro forma adjustments made to the unaudited pro forma consolidated financial statements are based on available information and assumptions that FEMSA's management believes to be reasonable and do not purport to represent (i) the financial position of FEMSA, (ii) the results of FEMSA's operations, or (iii) the projection of FEMSA's financial position as of a certain date or for a certain period.

In FEMSA's opinion, all material adjustments necessary to reflect the effects of the Transactions and the Bond Placement have been made. In determining what information is relevant, both quantitative and qualitative factors were considered. The pro forma adjustments are based on estimates and certain information currently available to FEMSA's management. Such pro forma adjustments will change as additional information becomes available and estimates are refined.

The pro forma adjustments as of December 31, 2022, included in the pro forma condensed consolidated statement of financial position as of such date and the pro forma adjustments included in the pro forma condensed consolidated statement of income and the pro forma condensed consolidated statement of comprehensive income for the year ended December 31, 2022 and for the three months ended March 31, 2023, described below, represent adjustments to FEMSA's historical consolidated financial position and consolidated results and historical consolidated comprehensive income.

The pro forma adjustments include the transactions related to the sale of Shares Transactions, as well as the related transactions. The pro forma financial information shows the impact on the financial position and financial performance, derived from the sale of Shares described in Note 2, as if such sale of Shares and related transactions had taken place on the following dates:

-	as of December 31, 2022, with respect to the pro forma condensed consolidated statement of financial position as of that date; and

-	January 1, 2022 and 2023, with respect to the pro forma condensed consolidated statements of income and the pro forma condensed consolidated statements of comprehensive income for the year ended December 31, 2022 and for the three months ended March 31, 2023, respectively.

This pro forma financial information does not purport to represent FEMSA's results of operations or financial condition as if the Transactions had occurred on the dates specified, nor does the information purport to project FEMSA's results of operations and financial condition for future periods or any future dates. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to revision upon completion of the Transactions.

3.6.	Tax Consequences of the Transactions.

The Transactions are treated, for tax purposes, as disposals of the shares, and the disposing parties are the indirect and direct Mexican companies holding such shares.

That as a result of such disposals of shares, the Company has estimated to trigger a significant capital gain and pay the income tax associated with this transaction in accordance with the provisions of the Mexican income tax law.

In the event that after the transaction a minimum holding of Heineken Group shares is maintained, there will be a withholding tax on the payment of dividends received in the future, such withholding tax will be creditable in Mexico in accordance with the applicable tax provisions.

Although structurally, the ownership of the Shares of Grupo Heineken involved several foreign companies of FEMSA, there are no additional taxes other than those mentioned above in other jurisdictions outside of Mexico arising from this transaction.

The Bond Placement will be treated, for tax purposes, as a Public Debt issuance with foreign residents, in formal compliance with the respective obligations.

4.   INFORMATION CONCERNING EACH OF THE PARTIES INVOLVED IN THE TRANSACTIONS

4.1.	Information Related to FEMSA.

4.1.1.	Name.

Fomento Económico Mexicano, S.A.B. de C.V.

4.1.2.	Business Description.

The information corresponding to the description of FEMSA's business in this Information Memorandum is incorporated by reference to the section "The Issuer - Business Description " of FEMSA's Annual Report for the fiscal year ended December 31, 2022 filed with the CNBV and the BMV on April 24, 2023, which will be available on the websites www.bmv.com.mx and www.gob.mx/cnbv, as well as on FEMSA's website http://www.femsa.gcs-web.com/es/ (the "Annual Report").

4.1.3.	Evolution and Recent Developments.

Information regarding FEMSA's development and recent events in this Disclosure Statement is incorporated by reference to the section "The Issuer - History and Development of the Issuer" in FEMSA's Annual Report for the fiscal year ended December 31, 2022 filed with the CNBV and the BMV on April 24, 2023, which is available on FEMSA's websites at www.bmv.com.mx and www.gob.mx/cnbv, as well as on FEMSA's website at http://www.femsa.gcs-web.com/es/.

4.1.4.	Capital Structure.

The information regarding FEMSA's capital structure in this Information Memorandum is incorporated by reference to the section "The Issuer - Corporate Structure" of FEMSA's Annual Report for the fiscal year ended December 31, 2022 filed with the CNBV and the BMV on April 24, 2023, which will be available on the websites www.bmv.com.mx and www.gob.mx/cnbv, as well as on FEMSA's website http://www.femsa.gcs-web.com/es/.

4.1.5.	Significant Changes in the Financial Statements since the Last Annual Report.

For significant changes to the financial statements since the publication of the last Annual Report, please refer to the following websites: www.femsa.com and www.bmv.com.mx. The most recent report corresponding to the first quarter of 2023, published on April 28, 2023, can also be consulted. This report is available at https://femsa.gcs-web.com/static-files/49398f55-eae9-4313-bcce-46c794b443b2 and is not part of this Information Memorandum.

4.2.	Information related to Heineken and Heineken Holding.

According to Heineken Group public information, the Heineken Group is the No. 1 brewing company in Europe and No. 2 globally. Led by the Heineken® brand, the Heineken Group has a strong portfolio of more than 300 international, regional, local and specialty beers and ciders. The Heineken Group is committed to innovation, long-term brand investment, disciplined sales execution and cost-focused management. The Heineken Group has a well-balanced geographic presence, with leading positions in both developed and developing markets. The Heineken Group employs more than 85,000 people and operates more than 160 breweries, malt houses, cider houses and other production facilities in more than 190 countries.

4.3.	Information related to the Shares.

The Shares are shares representing the capital of Heineken and Heineken Holding. The Shares are listed on the stock exchange in Amsterdam, the Netherlands, called Euronext Amsterdam (AEX), under the ticker symbol "HEIA" in respect of the shares representing the capital of Heineken, and "HEIO" in respect of the shares representing the capital of Heineken Holding. In addition, the shares of Heineken and Heineken Holding are listed for trading in the "Capitals" section of the BMV's International Quotation System.

4.4.	Information related to FEMSA's Participating Subsidiaries.

CB Equity LLP is a company incorporated under the laws of the United Kingdom on January 5, 2010, whose corporate purpose consists primarily of holding, managing and exercising shares and rights derived from the shares, identifying and evaluating business opportunities, as well as investing dividends and distributions in its equity. As of the date of this Information Statement, CB Equity LLP is a direct and indirect subsidiary of FEMSA.

Compañía Internacional de Bebidas, S.A. de C.V. is a company incorporated under the laws of Mexico on July 31, 2002, whose corporate purpose consists primarily of the incorporation, organization and participation in all kinds of civil or mercantile corporations, the execution of all kinds of active or passive operations with bonds, shares, participations, securities, as well as providing or receiving advisory, consulting and other services in industrial, accounting, mercantile, financial, legal, tax and any other matter related to the promotion or management of corporations. As of the date of this Information Statement, Compañía Internacional de Bebidas, S.A. de C.V. is a 99.9% owned direct subsidiary of FEMSA and 0.01% owned by our subsidiary Emprex Servicios, S.A. de C.V.

Grupo Industrial Emprex, S. de R.L. de C.V. is a company incorporated under the laws of Mexico on October 20, 1986, whose corporate purpose consists mainly of carrying out any activity related to intangible assets, such as trademarks, commercial notices, patents, trade names, computer programs, trade secrets, among others, granted or recognized directly or indirectly by domestic and foreign regulations and international treaties on industrial property. As well as to constitute, organize and participate in all kinds of civil or mercantile companies. As of the date of this Information Memorandum, Grupo Industrial Emprex, S. de R.L. de C.V. is a direct 99.9% owned subsidiary of FEMSA and 0.01% owned by our subsidiary Emprex Servicios, S.A. de C.V.

5.    RISK FACTORS.

It should be noted that the risk factors described below are those that FEMSA currently believes could, if they materialize, adversely affect FEMSA (in particular, in connection with the Transactions and the Bond Placement). There may be additional risks that have not been identified by FEMSA or that are not currently considered material, which, if realized, could affect FEMSA's operations, financial condition or results of operations.

5.1	Risk Factors Relating to FEMSA.

The information corresponding to the risk factors related to FEMSA in this Information Memorandum is incorporated by reference to the "General Information - Risk Factors" section of FEMSA's Annual Report for the fiscal year ended December 31, 2022 filed with the CNBV and the BMV on April 24, 2023, which will be available on the websites www.bmv.com.mx and www.gob.mx/cnbv, as well as on FEMSA's website http://www.femsa.gcs-web.com/es/.

5.2	Additional Risk Factors Related to Transactions.

FEMSA is a holding company and depends on the operating results of its subsidiaries.

The Company is a controlling entity without independent operations or significant assets other than shares of capital stock of its operating companies and subsidiaries. Accordingly, the Company's results of operations are strictly linked to the results of operations of its subsidiaries. The Company's ability to pay dividends and meet its debt and other obligations depends on the generation of cash flow by its subsidiaries and their ability to make such cash available to the Company in the form of interest or dividend payments, among other forms, subject in any event to contractual limitations, financial or other arrangements that may in the future impose a restriction on such subsidiaries of the Company from making the payments contemplated above. Although we do not believe that the lack of resources from the operations of Heineken and/or Heineken Holding would materially affect the Company's financial ability to meet its obligations, the sale of the Shares by the Company would result in the Company no longer receiving cash flows in any form from the Heineken Group and would deprive FEMSA of upward movements in the price of the Heineken Group shares.

The Transactions could have an effect on the price of the Shares.

Considering that the Transactions comprise significant blocks of the Shares, the sale of the Shares in the market could negatively affect the price of the Shares and since after the Transactions FEMSA will hold 5,228,758 Heineken Holding Shares, the price of the Shares could decrease and affect the value of FEMSA's equity and the proceeds that FEMSA could receive in the event of future sales of Heineken Shares and Heineken Holding Shares.

FEMSA may have liability in respect of the Transactions.

Although the Transactions will be at arm's length and at market prices, and FEMSA will not make any representations or undertake to indemnify purchasers in connection with the Transactions, FEMSA could be sued and have any liability in connection with the Transactions arising from false information or omissions relating to Heineken Group.

FEMSA may have liability in respect of the Exchangeable Bonds

FEMSA has made representations and has undertaken to indemnify the placement intermediaries in connection with the Bond Placement and has various obligations to holders of the Exchangeable Bonds, for which FEMSA may have some liability in connection with the Bond Placement, which could adversely affect FEMSA's financial condition, operations and results of operations.

Information on Estimates and Associated Risks

The information contained in this Information Statement reflects FEMSA's expectations regarding future events and may contain forward-looking statements regarding financial results, economic conditions, trends and uncertainties. The expressions "believes," "expects," "estimates," "believes," "believes," "anticipates," "plans" and similar expressions identify such forward-looking statements. In evaluating such projections or estimates, your stockholders should consider the factors described in this section and other cautionary statements contained in this Information Memorandum or in any other document disclosed to the public in connection with the Transactions. Such risk factors and projections describe circumstances that could cause actual results to differ materially from those expected.

6.    SELECTED FINANCIAL INFORMATION

The following is the pro forma consolidated statement of financial position and the pro forma consolidated statement of income of FEMSA as of the dates indicated giving effect to the Transactions.

FOMENTO ECONÓMICO MEXICANO S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Unaudited consolidated condensed pro forma statement of financial position as of December 31, 2022.

In millions of Mexican pesos (Ps. or $).

	Note	FEMSA	Pro forma adjustments	FEMSA Pro forma
Assets
Current assets:
Cash and cash equivalents	4.1 a	$83,439	$126,675	$210,114
Investments		51	-	51
Trade receivables, net		45,527	-	45,527
Inventories		62,224	-	62,224
Recoverable taxes		19,361	-	19,361
Other current financial assets	4.1 b	11,369	6,838	18,207
Other current assets		4,478	-	4,478
Total current assets		226,449	133,513	359,962
Non-current assets:
Equity method accounted investees	4.1 c	103,669	(92,282)	11,387
Property, plant and equipment, net		134,001	-	134,001
Right-of-use asset		83,966	-	83,966
Intangible assets, net		190,772	-	190,772
Deferred tax assets		26,890	-	26,890
Other non-current financial assets	4.1 d	23,810	(1,426)	22,384
Other non-current assets, net		9,258	-	9,258
Total non-current assets		572,366	(93,708)	478,658
Total assets		$798,815	$39,805	$838,620
Liabilities and Equity
Current Liabilities:
Bank loans and notes payable		$1,862	-	$1,862
Current portion of non-current debt		16,479	-	16,479
Current portion of leases		12,095	-	12,095
Interest payable		2,075	-	2,075
Accounts payable		110,242	-	110,242
Taxes payable	4.1 e	16,694	16,429	33,123
Other current financial liabilities		17,475	-	17,475
Total current liabilities		176,922	16,429	193,351
Non-current liabilities:
Bank loans and notes payable	4.1 f	173,400	(24,630)	148,770
Long-term lease liabilities		81,222	-	81,222
Employee benefits		7,048	-	7,048
Deferred tax liabilities	4.1 g	6,823	3,801	10,624
Other non-current financial liabilities	4.1 h	15,599	347	15,946
Total non-current liabilities		284,092	(20,482)	263,610
Total liabilities		461,014	(4,053)	456,961
Equity
Controlling interest:
Capital stock		3,347	-	3,347
Additional paid-in capital		17,714	-	17,714
Retained earnings	4.1 i	251,192	36,536	288,728
Other comprehensive loss	4.1 j	(9,649)	7,322	(2,327)
Total controlling interest		262,604	43,858	306,462
Total non-controlling interest		75,197	-	75,197
Total equity		337,801	43,858	381,659
Total liabilities and equity		$798,815	39,805	$838,620

The accompanying notes are an integral part of these condensed pro forma consolidated financial statements.

FOMENTO ECONÓMICO MEXICANO S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Unaudited consolidated condensed pro forma income statement for the year ended December 31, 2022.

Figures expressed in millions of Mexican pesos (Ps. or $).

	Note	FEMSA	Pro forma adjustments	FEMSA Pro forma
Net sales		$671,725	-	$671,725
Other operating revenues		1,477	-	1,477
Total revenues		673,202	-	673,202
Cost of goods sold		421,534	-	421,534
Gross profit		251,668	-	251,668
Administrative expenses		34,486	-	34,486
Selling expenses		157,340	-	157,340
Other income		1,088	-	1,088
Other expenses		2,870	-	2,870
Interest expenses, net:
Interest expense	4.2 b	16,314	(624)	15,690
Financial product	4.2 c	3,842	7,939	11,781
Foreign exchange loss, net	4.2 d	3,729	198	3,927
Gain on monetary position, net		527	-	527
Market value loss (gain) on financial instruments	4.2 e	706	(492)	214
Income before income taxes and share in the profit of equity method accounted investees		41,680	8,857	50,537
Income taxes	4.2 g	14,395	2,643	17,038
Share in the profit (loss) of equity method accounted investees and joint ventures, net of tax	4.2 f	7,458	(7,359)	99
Net income from continuing operations		$34,743	(1,145)	33,598
Net income from discontinued operations	4.2 a	-	45,043	45,043
Consolidated net income		$34,743	43,898	78,641
Consolidated net income from continuing operations		$34,743	(1,145)	33,598
Controlling interest		23,909	(1,145)	22,764
Non-controlling interest		10,834	-	10,834
Consolidated net income from discontinued operations		$-	45,043	$45,043
Controlling interest		-	45,043	45,043
Non-controlling interest		-	-	-
Consolidated net income		$34,743	43,898	$78,641
Profit from continuing operations attributable to controlling interest per basic share
Per series “B” share		1.19	0.06	1.14
Per series “D” share		1.49	0.07	1.42
Profit from discontinued operations attributable to controlling interest per basic share
Per series “B” share		-	2.25	2.25
Per series “D” share		-	2.81	2.81
Profit from continuing operations attributable to controlling interest per diluted share
Per series “B” share		1.19	0.06	1.14
Per series “D” share		1.49	0.07	1.42
Profit from discontinued operations attributable to controlling interest per diluted share
Per series “B” share		-	2.25	2.25
Per series “D” share		-	2.81	2.81

The accompanying notes are an integral part of these consolidated condensed pro forma financial statements.

FOMENTO ECONÓMICO MEXICANO S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Unaudited consolidated condensed pro forma statement comprehensive income (loss) for the year ended December 31, 2022

Figures expressed in millions of Mexican pesos (Ps. or $).

	Note	FEMSA	Pro forma adjustments	FEMSA Pro forma
Consolidated net income		$34,743	43,898	$78,641
Items that will be reclassified to consolidated net income in subsequent periods, net of tax:
Valuation of the effective portion of derivative financial instruments	4.3 a	(2,240)	(1,185)	(3,425)
Income on hedge of net investments in foreign operations	4.3 b	3,677	(1,200)	2,477
Exchange differences loss on the translation of foreign operations and equity method accounted investees	4.3 c	(17,430)	7,949	(9,481)
Share of other comprehensive income of equity method accounted investees	4.3 d	2,369	(1,901)	468
Total items that will be reclassified		(13,624)	3,663	(9,961)
Items that will not to be reclassified to consolidated net income in subsequent periods, net of tax:
Loss due to changes in the fair value in equity financial instruments		(2,236)	-	(2,236)
Share of other comprehensive income of equity method accounted investees	4.3 d	267	(267)	-
Gain on remeasurements of the net defined benefit liability		661	-	661
Total items that will not be reclassified		(1,308)	(267)	(1,575)
Other items of comprehensive income (loss), net of tax		(14,932)	3,396	(11,536)
Consolidated comprehensive income, net of tax		19,811	47,294	67,105
Controlling interest comprehensive income		11,175	47,294	58,469
Non-controlling interest comprehensive income		8,636	-	8,636
Consolidated comprehensive income		$19,811	47,294	$67,105

The accompanying notes are an integral part of these consolidated condensed pro forma financial statements.

FOMENTO ECONÓMICO MEXICANO S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Unaudited consolidated condensed pro forma income statement for the three months ended March 31, 2023

Figures expressed in millions of Mexican pesos (Ps. or $).

	Note	FEMSA	Pro forma adjustments	FEMSA Pro forma
Net sales		$179,540	-	$179,540
Other operating revenues		471	-	471
Total revenues		180,011	-	180,011
Cost of goods sold		112,998	-	112,998
Gross profit		67,013	-	67,013
Administrative expenses		8,628	-	8,628
Selling expenses		46,098	-	46,098
Other income		649	-	649
Other expenses		705	-	705
Interest expense, net:
Interest expense	4.2 b	3,701	(247)	3,454
Financial product	4.2 c	8,523	7,210	15,733
Foreign exchange loss (gain), net	4.2 d	2,553	(2,179)	374
Gain on monetary position, net		57	-	57
Market value loss on financial instruments		371	-	371
Income before income taxes and share in the profit of equity method accounted investees		14,186	9,636	23,822
Income taxes	4.2 g	4,328	1,583	5,911
Share in the loss of equity method accounted investees and joint ventures, net of tax	4.2 f	(135)	(645)	(780)
Net income from continuing operations		$9,723	7,408	$17,131
Net income from discontinued operations	4.2 a	40,606	3,138	43,744
Consolidated net income		$50,329	10,546	$60,875
Consolidated net income from continuing operations		$9,723	7,408	$17,131
Controlling interest		7,472	7,408	14,880
Non-controlling interest		2,251	-	2,251
Consolidated net income from discontinued operations		40,606	3,138	43,744
Controlling interest		40,606	3,138	43,744
Non-controlling interest		-	-	-
Consolidated net income		$50,329	10,546	$60,875
Profit from continuing operations attributable to controlling interest per basic share
Per series “B” share		0.37	0.37	0.74
Per series “D” share		0.47	0.46	0.93
Profit from discontinued operations attributable to controlling interest per basic share
Per series “B” share		2.03	0.16	2.19
Per series “D” share		2.54	0.20	2.74
Profit from continuing operations attributable to controlling interest per diluted share
P Per series “B” share		0.37	0.37	0.74
Per series “D” share		0.47	0.46	0.93
Profit from discontinued operations attributable to controlling interest per diluted share
Per series “B” share		2.03	0.16	2.19
Per series “D” share		2.53	0.20	2.73

The accompanying notes are an integral part of these consolidated condensed pro forma financial statements.

FOMENTO ECONÓMICO MEXICANO S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Unaudited consolidated condensed pro forma statement of comprehensive income (loss) for the three months ended March 31, 2023

Figures expressed in millions of Mexican pesos (Ps. or $).

	Note	FEMSA	Pro forma adjustments	FEMSA Pro forma
Consolidated net income		$50,329	10,546	$60,875
Items that will be reclassified to consolidated net income in subsequent periods, net of tax:
Valuation of the effective portion of derivative financial instruments		(670)	-	(670)
Share of other comprehensive income of equity method accounted investees and joint ventures		5,870	-	5,870
Income on hedge of net investments in foreign operations	4.3 b	628	1,451	2,079
Exchange differences loss on the translation of foreign operations and equity method accounted investees	4.3 c	(20,438)	(452)	(20,890)
Total items that will be reclassified		(14,610)	999	(13,611)
Items that will not to be reclassified to consolidated net income in subsequent periods, net of tax:
Gain due to changes in the fair value in equity financial instruments		919	-	919
Share of other comprehensive income of equity method accounted investees		1,260	-	1,260
Loss on remeasurements of the net defined benefit liability		(104)	-	(104)
Total items that will not be reclassified		2,075	-	2,075
Other items of comprehensive income (loss), net of tax		(12,535)	999	(11,536)
Consolidated comprehensive income, net of tax		37,794	11,545	49,339
Controlling interest comprehensive income		37,306	11,545	48,851
Non-controlling interest comprehensive income		488	-	488
Consolidated comprehensive income		$37,794	11,545	$49,339

The accompanying notes are an integral part of these consolidated condensed pro forma financial statements.

FOMENTO ECONÓMICO MEXICANO S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY N.L., MEXICO

Notes to the unaudited consolidated condensed pro forma financial statements as of and for the year ended on December 31, 2022 and for the three months ended on March 31, 2023.

Figures expressed in millions of Mexican pesos (Ps. or $), unless otherwise indicated.

1.	General Information

Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries (“FEMSA” or the “Company”), incorporated in 1936, is a public company established as a Sociedad Anónima Bursátil de Capital Variable (for its acronym in Spanish “S.A.B. de C.V.”) incorporated under Mexican law, controller of companies and operating subsidiaries, which are directly and indirectly sub holding companies in businesses in which the Company operates in the beverage industry through Coca-Cola FEMSA; retail industry through the Proximity, Fuels and Health Divisions; transport logistics services industry through Logistics and Distribution and, until the date of the transaction described in Note 2, in the beer industry through the Investment in Heineken.

Authorization of unaudited consolidated condensed pro forma financial statements

The attached unaudited consolidated condensed pro forma financial statements were authorized for issuance by the Company's Chief Executive Officer, Daniel Alberto Rodríguez Cofré and by the Director of Finance and Corporate Development, Eugenio Garza y Garza., on June 19, 2023 to be presented in the Information Brochure of Corporate Restructuring under the terms of the Mexican General Regulations Applicable to Securities Issuers.

2.	Description of Operations

As of December 31, 2022, FEMSA, directly and indirectly, through certain subsidiaries, owned:

(i)            49,697,203 shares representing the capital of Heineken, which represented, at that date, 8.63% of the total outstanding shares of that company, and

(ii)         35,318,320 shares representing the capital of Heineken Holding (together with the shares owned by FEMSA referred to in paragraph (i) above, the "Shares"), which represented, as of that date, 12.26% of the total outstanding shares of said company, and which, together with the actions referred to in subsection (i), represented an economic interest of 14.76% in Grupo Heineken.

The shares representing the capital of Heineken and Heineken Holding are listed for trading in the "Capitals" Section of the BMV's International Quotation System.

Subsequently, and as a result of an exhaustive strategic review of its platforms, FEMSA decided to dispose of the shares of Heineken to take advantage of the resources resulting from the Transaction in its strategic businesses.

To this end, on January 23, 2023, FEMSA entered into a mandate agreement with Barclays Bank PLC, to the effect that Barclays Bank PLC, periodically and considering the market situation, makes recommendations to FEMSA, so that FEMSA authorizes Barclays Bank PLC, through one or more processes known as accelerated book building, seek among institutional investors, in markets other than the Mexican market, interest in acquiring blocks of the Heineken shares, at the best available prices and on the selected dates (the "Service Agreement"). The Service Contract is valid for 24 months and may be terminated early by either party. Barclays Bank PLC is entitled to receive consideration from FEMSA for each block of shares indirectly sold by FEMSA, based on the recommendations of Barclays Bank PLC.

FEMSA, directly and indirectly through its subsidiaries CB Equity LLP, a corporation incorporated under the laws of the United Kingdom, Compañía Internacional de Bebidas, S.A. de C.V., a corporation incorporated under the laws of Mexico, and Grupo Industrial Emprex, S. de R.L. de C.V., a corporation incorporated under the laws of Mexico, through several block operations, entered into markets other than Mexico and in accordance with applicable law, at the date of presentation of the unaudited consolidated condensed pro forma financial statements, has disposed to different institutional investors a total of 49,697,203 Heineken shares and 30,089,562 Heineken Holding shares, in the year 2023, as follows:

Date	Shares	Key	Number of shares	Total Price in euros
February 17, 2023	Heineken Holding	HEIO	17,333,518	1,300,013,850
February 17, 2023	Heineken	HEIA	20,879,120	1,899,999,920
May 30, 2023	Heineken Holding	HEIO	12,756,044	985,404,399
May 30, 2023	Heineken	HEIA	28,818,083	2,672,877,198

After completing the sale transactions described above, FEMSA will hold a total of 5,228,758 Heineken Holding, which represents an equity interest of 0.9% in Heineken Group.

FEMSA's Board of Directors authorized the sale transactions of the shares in the meetings of February 13, 2023, and May 12, 2023, and other operations directly or indirectly related to the disposition of the shares, as described below:

Transaction directly related to Heineken's share sale strategy

Bond with Heineken Holding Stock Settlement Option

On February 24, 2023, the Company issued debt on the Frankfurt Stock Exchange for EUR 500 million consisting of unsecured convertible ("EB") bonds due 2026, with a fixed interest rate of 2.625% per annum, payable annually. The principal amount of EB will be paid either with the 5,228,758 shares of Heineken Holding or in cash, at the discretion of the holder of the securities and therefore of the option, considering an initial exchange price of EUR 95.625, (EUR 500 million between 5,228,758 shares), being the liquidation price of each share.

The initial option comprises 5,228,758 shares and represents an embedded derivative financial instrument measured at fair value in accordance with the requirements of IFRS 9 Financial Instruments.

Subsequent transactions from the Heineken´s sale

Prepayment of debt

On March 20, 2023, the Company completed a public offering to repurchase a portion in cash of the following bonds:

i)	Senior Bonds with a nominal principal of US$2,500,000,000 at 3.500% maturing in 2050, denominated in dollars for US $943,054,000;

ii)	Senior Bonds with a nominal principal of US$700,000,000 at 4.375% maturing in 2043, denominated in dollars for US $147,170,000;

iii)	Senior Bonds with a nominal principal of EUR700,000,000 at 0.500% maturing in 2028, denominated in euros for EUR 406,531,000 and

iv)	Senior Bonds with a nominal principal of EUR500,000,000 at 1.000% maturing in 2023, denominated in euros for EUR 259,188,000.

As a result of this offering, the Company acquired bonds denominated in dollars and euros for a total of approximately US$1,090 million and EUR 666 million.

Settlement of derivative financial instruments

As a result of the prepayment of debt mentioned above, the settlement (unwind) of a portion of various derivative financial instruments that were associated with the settled debt in advance (1)(2), which are described below:

Instrument	Counterpart	Start	Maturity	Original Notional	Settlement percentage	Currency	Unwind Date
CCS USDEUR	Citi	Jan 16, 2022	Jan 16, 2029	172,965,493	100%	EUR	Feb 24, 2023
CCS USDEUR	Morgan Stanley	Jan 16, 2022	Jan 16, 2029	86,482,747	100%	EUR	Feb 24, 2023
CCS USDEUR	Merrill Lynch Capital Services	Jan 16, 2022	Jan 16, 2029	194,586,180	100%	EUR	Feb 24, 2023
CCS USDEUR	Bank of America	Jan 16, 2022	Jan 16, 2029	194,586,180	100%	EUR	Feb 24, 2023
CCS USD/MXN	Morgan Stanley	May 10, 2013	May 10, 2023	200,000,000	73.59%	USD	Mar 28, 2023
CCS USD/MXN	Morgan Stanley	May 10, 2023	May 11, 2043	350,000,000	42.05%	USD	Mar 28, 2023
IRS MXN	Morgan Stanley	Jul 10, 2014	May 10, 2023	1,267,020,000	100%	MXN	Mar 28, 2023
IRS MXN	Morgan Stanley	Jul 10, 2014	May 10, 2023	633,510,000	94.34%	MXN	Mar 28, 2023

(1) CCS: Cross-currency swaps.

(2) IRS: Interest-rate swaps.

3.	Basis for preparation of the unaudited consolidated condensed pro forma financial statements

The accompanying unaudited consolidated condensed pro forma statement of financial position, unaudited consolidated condensed pro forma statements of income and unaudited consolidated condensed pro forma statements of comprehensive income have been prepared by management using FEMSA's accounting policies as a basis and in compliance with the Mexican General Regulations Applicable to Securities Issuers for the presentation of these unaudited condensed consolidated financial statements pro forma on the occasion of a corporate restructuring.

Annex P of the Mexican General Regulations Applicable to Securities Issuers mentions that the information on the financial situation of the issuer must correspond to the date of the last general balance sheet presented in compliance with article 33, section I, subsection a), numeral 3 of these provisions. For its part, the information on the results of the issuer must be presented for the immediately preceding year and for the period between the beginning of the current year and the latest quarterly financial statements presented by the issuer.

The consolidated condensed pro forma statement of financial position, the consolidated condensed pro forma statement of income and the consolidated condensed pro forma statement of comprehensive income as of and for the year ended December 31, 2022, are based on FEMSA's audited financial information dated March 27, 2023, and reported to the Mexican Stock Exchange. The information in the consolidated condensed pro forma statement of income and the consolidated condensed pro forma statement of comprehensive income for the three months ended March 31, 2023, is based on FEMSA's latest unaudited quarterly consolidated condensed financial statements filed by FEMSA with the Mexican Stock Exchange.

The accompanying consolidated condensed pro forma financial statements present FEMSA's financial information as if the sale of shares, described in Note 2 "Description of Operations" and related transactions had occurred on the following dates:

-	December 31, 2022, with respect to the consolidated condensed pro forma statements of financial position as of that date; and

-	January 1, 2022, and January 1, 2023, with respect to the consolidated condensed pro forma statements of income and the consolidated condensed pro forma statements of comprehensive income for the year ended December 31, 2022, and for the three months ended March 31, 2023, respectively.

The consolidated condensed pro forma financial statements have not been audited.

The exchange rates used to convert the financial information denominated in dollars and euros of the unaudited consolidated condensed pro forma statement of financial position as of December 31, 2022, were $19.3615 dollars and $20.7810 euros published in the Official Gazette of the Federation (“DOF” for its acronym in Spanish) at that date.

On the other hand, to convert the information of the consolidated condensed pro forma statements of income and the consolidated condensed pro forma statements of comprehensive income, the following exchange rates, published in the DOF, were used:

-	Exchange rates of January 1, 2022, of $20.5157 pesos per dollar and $23.2753 pesos per euro for the year ended December 31, 2022; and

-	- Exchange rates of January 1, 2023, of $19.3615 pesos per dollar and $20.7810 pesos per euro for the three months ended March 31, 2023.

Accounting treatment of the transaction

In accordance with the provisions of Article 104, section IV, of the Securities Market Law and Article 35 and Annex P of the General Provisions applicable to securities issuers and other securities market participants (including their amendments, the "Provisions"), issued by the CNBV, the series of offerings, and subsequent sales, of common shares of Heineken N.V. and Heineken Holding N.V. made by FEMSA directly and by its subsidiaries CB Equity LLP, Compañía Internacional de Bebidas, S.A. de C.V. and Grupo Industrial Emprex, S. de R.L. de C.V., for a total amount of approximately EUR 6,858,295,367.25, together import more than 10% (ten percent) of consolidated assets and 10% (ten percent) of total sales consolidated of the Company's 2022 financial year, so they constitute a corporate restructuring.

Investments recognized by the equity method

In accordance with accounting policy and IAS 28 Investments in Associates and Joint Ventures, the Company classified an investment in Heineken as an investment in associates measured under the equity method, due to the exercise of significant influence over the entity's operational and financial decisions based primarily on its voting rights and representation on the Board of Directors. However, the disposition of the investment will represent the loss of significant influence, so the application of the equity method should be discontinued from the time of the transaction.

Investments recognized as financial instruments

When an entity has an investment in an associate and ceases to exercise significant influence, if it maintains an interest in the invested entity, it classifies that interest as an equity financial instrument, which implies that the investment is measured at fair value in accordance with IFRS 9

Financial Instruments.

The initial recognition of an equity instrument that is not held for trading, under the "other" business model, the Company may irrevocably elect to present changes in the fair value of the investment in comprehensive income or directly in the net income; This decision is made at the level of each investment. FEMSA has defined that these instruments will be measured at fair value reflecting changes in valuation within net income for the period. Dividends are recognized as other income in profit or loss unless the dividend clearly represents the recovery of part of the cost of an investment.

Presentation as a discontinuous operation

In accordance with IFRS 5 Non-current assets held for sale and discontinued operations, a discontinued operation is a component of an entity that has been disposed of or classified as held for sale and represents a major line of business or geographic area of operations. A component of an entity is understood as those operations and cash flows that can be clearly distinguished operationally and financially for financial reporting purposes, from the rest of the entity; In other words, a component of an entity would have been a cash-generating unit as long as it was maintained for use.

Because the investment in Heineken has been considered a reportable segment, which implies that its financial information is clearly identifiable separately from the rest of the entity, in addition to being reviewed by the General Management for decision making related to the allocation of resources and performance evaluation, the disposition of the investment in shares of associates is presented as a discontinuous operation in the consolidated condensed pro forma statement of income of the Company.

Debt with option to settle with Heineken shares

As previously described, the Company issued debt on the Frankfurt Stock Exchange for EUR 500 million with the option to settle with Heineken Holding shares or in cash according to the election of the holder of the security. Therefore, this transaction implies that the Company will record the inflow of cash and the assumption of debt that will be initially measured at fair value and subsequently measured at amortized cost, in accordance with accounting policies under IFRS.

For its part, the option to settle such debt in shares represents an implicit liability derivative financial instrument that will be measured at fair value according to the requirements of IFRS 9 Financial Instruments, calculated as the differential between the value of the funds received in the debt issue and the fair value of the debt instrument.

After initial recognition, this option will be measured at fair value with changes in results.

4.	Pro forma adjustments

The pro forma adjustments as of December 31, 2022, included in the consolidated condensed pro forma statement of financial position as of that date and the pro forma adjustments included in the consolidated condensed pro forma statement of income and the consolidated condensed pro forma statement of comprehensive income for the year ended December 31, 2022 and for the three months ended March 31, 2023, and described below, represent pro forma adjustments to FEMSA's consolidated financial position and historical consolidated results and historical consolidated comprehensive earnings.

Pro forma adjustments include transactions related to the share sale transaction as well as related transactions. The pro forma financial information shows the impact on financial condition and financial performance arising from the sale of shares described in Note 2, as if such sale of shares and related transactions had taken place on the following dates:

-	as of December 31, 2022, with respect to the consolidated condensed pro forma statement of financial position as of that date; and

-	January 1, 2022, and 2023, with respect to the consolidated condensed pro forma statements of income and the consolidated condensed pro forma statements of comprehensive income for the year ended December 31, 2022, and for the three months ended March 31, 2023, respectively.

This pro forma financial information is not intended to portray FEMSA's results of operations or financial condition as if the transaction had been presented on the specific dates, nor is the information intended to project FEMSA's operating results and financial condition for future periods or any future date. All pro forma adjustments are based on estimates and the application of the financial position and income statement rules as described above, as well as assumptions that may differ when the transaction closes; for example, the exchange rate or share price in the market at which the transaction occurs.

4.1 Adjustments to consolidated condensed pro forma statements of financial position as of December 31, 2022:

The Company carried out the sale of shares and transactions related to the sale, which are included in the unaudited consolidated condensed pro forma financial statements as if consummated on December 31, 2022, as follows:

a)	Cash and cash equivalents The pro forma adjustment of $126,675 considers the net sum of all movements described below and detailed later in the following subparagraphs of this section 4.1:

-	The increase for the sale of a first block of 17,333,518 shares of Heineken Holding (HEIO) and 20,879,120 shares of Heineken N.V. (HEIA) that was made on February 17, 2023, for EUR 3,200 million (equivalent to $66,499).

-	The increase for the sale of the second block of 12,756,044 shares of Heineken Holding (HEIO) and 28,818,083 shares of Heineken N.V. (HEIA) that was made on May 30, 2023, for EUR 3,658 million (equivalent to $76,024).

-	The increase for the issuance of a bond with the option to settle in Heineken shares for EUR 500 million (equivalent to $10,391) minus the costs for the issuance of the bond for EUR 2.5 million (equivalent to $52).

-	The cash outflow corresponding to the prepayment of debt totaling $27,647 relating to the repurchase of 3.500% Senior bonds due 2050 denominated in dollars, 4.375% Senior bonds due 2043 denominated in dollars, .500% Senior bonds due 2028 denominated in euros and 1.000% Senior bonds due 2023 denominated in euros.

-	The inflow of cash from the settlement of the balance of derivative instruments for $2,417 associated with debt prepayments.

-	The cash outflow related to the estimated costs of completing the transaction of $957, which is recognized as a decrease in pro forma retained earnings (see item i).

b)	Other current financial assets. The balance of other current financial assets would increase by a total of $6,838 due to the combined effect of:

-	The reclassification of the remainder of the equity investment in Heineken that was previously recognized under the equity method for $5,676, due to the loss of significant influence over it, so that it would no longer be classified as associated and would become an investment of financial instruments of equity measured under IFRS 9 Financial Instruments. Therefore, the investment that would be measured at fair value as of December 31, 2022, would have increased by $2,153, to reflect a total of $7,829.

-	The settlement of the balance of derivative financial instruments that had current maturity, associated with debt prepayments that would have represented a decrease of $991.

c)	Equity method accounted investees. The balance of investments recognized by the equity method would have decreased by $92,282 corresponding to:

-	The decrease in book value of the investment in Heineken for a total of $86,606, which corresponds to the sum of the investment disposed of in the first block of shares for $41,479 and in the second block of shares for $45,127.

-	The balance of interest in the shares of Heineken that would be held in the Company for $5,676 representing the remainder of shares to be classified as an equity financial instrument within the Other Current Financial Assets account.

d)	Other non-current financial assets. The balance of other non-current financial assets would decrease by a total of $1,426 due to the effect of the settlement of the balance of derivative financial instruments that had a non-current maturity, associated with debt prepayments.

e)	Taxes payable. The balance of tax obligations payable would have increased by $16,429 which corresponds to the combined effect of the following:

-	the tax caused by the gain on the sale of the shares of $14,068.

-	the tax caused by the liquidation of the asset derivative financial instrument was $485; and

-	the tax related to the prepayment of the debt for $2,163.

-	the tax benefit of $287 related to the deduction of the expenses of completing the transaction (see subparagraphs a and i).

f)	Bank loans and notes payable. The balance of bank loans and documents payable would decrease by $24,630 derived from a combined effect of:

-	An increase from the issuance of the bond convertible into Heineken shares of $9,989, net of issue costs, described in subparagraph a) of this section; and net of the value of the implicit financial instrument described in subparagraph (h) of this section;

-	A decrease for the prepayment of debt associated with the repurchase of senior bonds of $34,857 described in subsection a) of this section:

-	An increase due to the cancellation of debt issuance costs of $235 associated with prepaid debt.

g)	Deferred tax liabilities. The balance of deferred income taxes payable would have increased by a total of $3,801 corresponding to:

-	The elimination of the deferred tax asset that the investment in Heineken stock that was disposed of was generating $3,351 as of December 31, 2022;

-	The increase in deferred tax liability by $646 generated by the supplemental adjustment of $2,153 to measure the investment at fair value (see item b).

-	The decrease of $104 equivalent to the effect for the value of the implicit derivative financial instrument of the bond payable in Heineken shares.

-	The reversal of the deferred tax of $92 generated by the derivative financial instruments that were settled.

h)	Other non-current financial liabilities. The balance of other non-current financial liabilities would increase by $347 due to the recognition of the fair value embedded derivative financial instrument generated by the issuance of the Heineken convertible bond.

i)	Retained earnings. The balance of retained earnings would increase by a total of $36,536 due to the combined effect of:

-	An increase on the gain on the sale of Heineken's stock investment for $55,917.

-	A decrease from recycling of the cumulative conversion effect of the investment in Heineken by $7,230.

-	An increase in the gain on the fair value measurement of the equity financial instrument (see item b) of $2,153.

-	An increase of $7,210 for the gain generated in the prepayment of debt described in subsection f).

-	A decrease of $235 due to the immediate amortization of the issuance costs corresponding to the prepaid debt.

-	A decrease of $957 corresponding to the recognition of the estimated expenses of completing the transaction.

-	The effect on income taxes generated by:

-	The sale of shares that would generate an income tax of $14,068.

-	The gain on bond buybacks that would result in an increase in income tax of $2,163.

-	The gain on the settlement of derivative financial instruments that would generate an income tax considering the adjustment presented in the annual return was $485.

-	The reversal of the deferred tax asset generated by the investment in Heineken stock of $3,351 and the recognition of the additional deferred tax of $646 generated by the interest that has not been sold.

-	The effect of deferred income taxes generated by the implied derivative financial instrument of the bond payable with Heineken shares for $104.

-	An increase of $287 related to the tax benefit that would represent the deduction of the estimated expenses of completing the transaction.

j)	Other comprehensive loss. The balance of other accumulated comprehensive income items would have increased by a total of $7,322 due to the combined effect of recycling the cumulative conversion effect generated by the investment in Heineken of $7,230 and the reversal of the deferred tax of $92 generated by the accounting hedges that were settled and that accrued in comprehensive income.

4.2 Adjustments to consolidated condensed pro forma statements of income for the year ended December 31, 2022, and the three months ended March 31, 2023:

FEMSA's unaudited consolidated condensed pro forma statements of income for the year ended December 31, 2022, and the three months ended March 31, 2023, have been adjusted to reflect the effects of the transaction as if it had been realized since January 1, 2022 and 2023, respectively, which are detailed below.

a)	Net income from discontinued operations. Given the classification of the disposition of the investment (see Note 3 "Presentation as discontinued operation") in the consolidated condensed pro forma statement of income, this item represents the combined effect of the following items, for $45,043 and $3,138, for the year ended December 31, 2022, and the three months ended March 31, 2023, respectively:

-	An increase of $69,206 and $55,916, respectively, related to recognizing the gain on the sale of the investment that arises from comparing the transaction price with the carrying amount at the corresponding date. In addition, the decrease and increase of $1,632 and $451, respectively, related to the recycling of the cumulative effect by translation in net income as of the corresponding date of the transaction.

-	A decrease of $21,302 and $5,296, respectively, due to the recognition of the tax effect of the tax gain on the sale of the investment. In addition, a decrease of $80 and $1,420, respectively, generated by the reversal of the deferred tax asset balance that was generated by the investment in Heineken.

-	A decrease of $989 and $7,638, respectively, due to the recognition of the fair value valuation effect of the investment in equity instruments, which corresponds to the equity interest that was not sold, generated by the change in Heineken's share prices at the beginning and end of the period. For the purposes of this pro forma adjustment, it should be mentioned that FEMSA's base figures for the three months ended March 31, 2023 and that were reported to the Mexican Stock Exchange, already included a valuation effect at fair value, due to the fact that at that date the sale of the first block of shares had been completed (see note 2); Therefore, the adjustment only corresponds to the supplement on the assumption that such a sale had occurred from 1 January 2023.

-	An increase of $297 and $2,291 that would arise from recognizing the tax effect caused in favor of the loss on valuation at fair value pro forma of the investment in equity financial instruments.

-	An increase of $162 for the year ended December 31, 2022, corresponding to the recognition of dividend income for the participation that remains classified as a financial instrument of equity.

-	An increase of $741, for the year ended December 31, 2022, to reflect only the tax effect of dividend income generated by the equity interest held in Heineken. Because dividends received by FEMSA had previously impacted income taxes, the adjustment represents a benefit because dividend income for tax purposes would have been lower if the transaction had been completed on January 1, 2022.

-	An increase of $42 for the year ended December 31, 2022, corresponding to recognizing the derivative financial liability implicit by the option to pay the debt issued in euros, with Heineken shares (see note 2). On the other hand, a decrease of $13, related to the deferred tax effect generated by said liability.

-	A decrease of $957 and $800, respectively, due to the recognition of expenses for fees of intermediaries, specialists, and advisors, related to completing the transaction.

-	An increase of $287 and $240, respectively, for the recognition of the tax benefit that would be generated by the deduction of the expenses of completing the transaction.

-	A decrease of $719 for the year ended December 31, 2022, corresponding to the recycling in net income of the cumulative effect by translation generated by the deferred tax.

Because part of the transaction occurred in February 2023, FEMSA had recorded in its base figures of the consolidated income statement for the three-month period ended March 31, 2023, a net income from discontinued operations of $40,606. Therefore, the pro forma adjustment of $3,138 corresponds only to the additional spread assuming that the transaction had occurred on January 1, 2023, in accordance with the pro forma rule described in Note 3.

b)	Interest expense. This item would have been impacted by $624 and $247, respectively, due to the combined effect of the following adjustments:

-	A decrease of $1,289 and $552, respectively, corresponding to reversing the interest expense generated by the debts that were prepaid, since, assuming that the transaction occurred on January 1, 2022, or 2023, said interest expense would not have been generated.

-	An increase of $256 and $235, respectively, corresponding to immediately recognizing as an interest expense the costs of issuing debt that were pending amortization through effective interest, attributable to prepaid debts.

-	An increase of $409 and $70, respectively, corresponding to recognizing the interest expense that the convertible bond would have accrued during the year 2022 and the three-month period ended March 31, 2023.

c)	Financial product. This item would have been impacted by $7,939 and $7,210, respectively, due to the recognition of the gain in debt cancellation. In the case of FEMSA's base figures for the three-month period ended March 31, 2023, which reported a gain as a result of the prepayment, the pro forma adjustment represents the complement as if the debt prepayment and the result of said prepayment had occurred on January 1, 2023.

d)	Foreign exchange loss, net. This item would have been impacted by $198 and $2,179, respectively, due to the combined effect of:

-	Recognize in profit or loss the exchange fluctuation of debt that was previously classified as a hedging instrument for foreign investment for $1,200 and $1,451, respectively.

-	Cancel the exchange fluctuation generated by the prepaid debt by $1,313 for both periods.

-	Recognize the effect of exchange fluctuation generated by the convertible bond for $1,247 and $585.

-	Recognize the effect of exchange rate fluctuation generated by derivative financial instruments of $936 for the year ended December 31, 2022.

e)	Market value loss (gain) on financial instruments. This item would have been impacted by $492, for recognizing in profit or loss the accumulated effect on comprehensive income within the stockholders' equity as of January 1, 2022, for the derivative financial instruments that were liquidated and that were accounted for as accounting hedges.

f)	Share in the profit (loss) of equity method accounted investees and joint ventures, net of tax. This item would have been reduced by $7,359 and $645, respectively, due to the effect of reversing the equity method recognized in FEMSA's base figures, given that, for purposes of the pro forma financial statements, there would have been no significant influence on the investment in Heineken since January 1, 2022, and 2023.

g)	Income taxes. This item would have been impacted by $2,643 and $1,583, respectively, due to the combined effect of the following adjustments:

-	An increase of $360 and a decrease of $435, respectively, to recognize the tax effect caused by the exchange rate fluctuation of the debt considered a hedging instrument in the coverage ratio of net foreign investment.

-	An increase of $2,305 and $2,092, respectively, to recognize the tax caused by the gain generated by the prepaid debt and by the interest expense generated by the issuance costs of the outstanding debt pending amortization.

-	A decrease of $394 and $394, respectively, to recognize the fiscal effect of the decrease in exchange rate fluctuation that would not have been generated by prepaid debts.

-	An increase of $387 and $166, respectively, to recognize the fiscal effect of the reversal of interest expense generated by prepaid debts.

-	A decrease of $133, due to the fact that the effect of canceling the exchange gain generated by the derivatives in 2022 and that had previously been recognized in profit or loss (to offset the exchange loss of the hedged instrument), is greater than the effect of recycling the accumulated gains in stockholders' equity as of December 31, 2021.

-	A decrease of $133, for the year ended December 31, 2022, due to the reduction of the deferred tax that had been recognized for the derivative financial instruments that were settled.

-	A decrease of $123 and $21, respectively, corresponding to recognizing the pro forma tax effect of the deductibility of the interest expense that would have been generated by the convertible bond.

-	An increase of $374 and $175, respectively, to recognize the pro forma tax effect of the accumulation of the exchange rate fluctuation of the convertible bond.

4.3 Adjustments to consolidated condensed pro forma statements of comprehensive income for the year ended December 31, 2022, and the three months ended March 31, 2023:

FEMSA's consolidated condensed pro forma statements of comprehensive income for the year ended December 31, 2022, and the three months ended March 31, 2023, have been adjusted to reflect the effects of the transaction as if it had been realized since January 1, 2022, and 2023, respectively. These adjustments are detailed below:

a)	Valuation of the effective portion of derivative financial instruments. The amount recognized in this item would have been decreased by $1,185 for the year ended December 31, 2022, by eliminating the effect that the hedging derivative financial instruments that were liquidated generated in comprehensive income for the period, because, if the settlement of said instruments had been completed on January 1, 2022, they would not have generated such an effect.

b)	Income on hedge of net investments in foreign operations. The amount recognized in the Income item for coverage of net investments in operations abroad, would have decreased by $1,200 for the year ended December 31, 2022 and would have increased by $1,451 for the three months ended March 31, 2023, due to the elimination of the effects of the coverage ratio of net investment abroad, since if it is assumed that the sale of the investment occurred on January 1, 2022 or January 1, 2023, such a hedging relationship would not have existed. The effect for the three months ended March 31, 2023 represents an increase as it is considered an adjustment to the amount recognized by the Company when the transaction was made during that period.

c)	Exchange differences loss on the translation of foreign operations and equity method accounted investees. The amount recognized as a translation effect (loss) gain on foreign operations and investments recognized by the equity method would have increased by $7,949 for the year ended December 31, 2022 and decreased by $452 for the three months ended March 31, 2023, due to not maintaining the investment in Heineken (nor its corresponding deferred tax) from January 1, 2022 and 2023 for the purposes of the pro forma financial statements, such effect would not have been recognized in FEMSA's consolidated financial statements. The effect for the three months ended March 31, 2023 represents a decrease as it is considered an adjustment to the amount recognized by the Company when the transaction was made during that period.

d)	Share of other comprehensive income of equity method accounted investees The amount of participation in other items of comprehensive investment income recognized by the equity method would have decreased by $2,168 for the year ended December 31, 2022, corresponding to items that will be reclassified to net income by $1,901 and by $267 corresponding to items that will not be reclassified, because by not holding the investment in Heineken from January 1, 2022 for purposes of the pro forma financial statements, such effect would not have been recognized in FEMSA's consolidated financial statements.

5.	Tax Considerations of the Transaction

The transaction of the disposition of Heineken shares will be treated fiscally as a disposition of shares, being the alienators, the Mexican companies indirect and direct holders of said shares. Derived from these disposals, the Company has estimated a capital gain and the income tax associated with this transaction in accordance with the provisions of the Income Tax Law in Mexico.

For its part, with respect to the participation in shares of Grupo Heineken that is not available, FEMSA will account for the withholding tax corresponding to the dividends received, which will be creditable in Mexico in accordance with the applicable tax provisions.

Although structurally, several foreign FEMSA companies participated in the holding of Grupo Heineken's shares, there are no additional taxes other than those indicated above in other jurisdictions outside Mexico derived from this transaction.

Finally, the placement of bonds with the option to settle in Heineken shares will be treated fiscally as an issue of Public Debt with residents abroad, formally complying with the respective obligations.

7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S RESULTS OF TRANSACTION AND FINANCIAL CONDITION

The following analysis has been prepared with the intention of providing a further description of some of the relevant elements of FEMSA's pro forma consolidated statement of unaudited financial position as of December 31, 2022 and FEMSA's unaudited pro forma consolidated statements of income for the period ended March 31, 2023 and for the year ended December 31, 2022, which include the main effects to such financial statements resulting from the Transactions. It is not intended to be a description of the totality of the effects resulting from the Transactions.

7.1   Financial position, liquidity and capital resources

Cash and cash equivalents

Incorporating the sale of the Shares, cash and pro forma cash equivalents as of December 2022 reached Ps. 210,114 million, reflecting a pro forma adjustment of Ps. 126,675 million that includes the sale of both blocks of Shares for a total of Ps. 142,523 million, as well as the issuance of a bond with the option to be settled in Heineken shares for $500 million euros (equivalent to Ps. 10,391 million) net of the costs for issuing the bond.

These effects were offset by the cash outflow corresponding to the prepayment of debt for a total of Ps. 27,647 million related to the repurchase of 3.500% Senior bonds due in 2050 denominated in dollars, 4.375% Senior bonds due in 2043 denominated in dollars, .500% Senior bonds due in 2028 denominated in euros and 1,000% Senior bonds due in 2023 denominated in euros.

Equity method accounted investees

Incorporating the sale of the Shares, the balance of investments recognized by the pro forma equity method as of December 2022 reached Ps. 11,387 million, reflecting a pro forma adjustment of Ps. (92,282) million, derived from write-down of book value for a total of Ps. 86,606 million which corresponds to the sum of the investment disposed of in the first block of shares for Ps. 41,479 and in the second block of shares for Ps. 45,127

7.2   Consolidated Condensed Income Statement

Total Revenues

FEMSA's total revenues for the year ended December 31, 2022 do not reflect any changes resulting from the sale of the Shares.

Gross Profit

FEMSA's gross profit for the year ended December 31, 2022 does not reflect any changes resulting from the sale of the Shares.

Net interest expenses

Interest Expense

Incorporating the sale of the Shares, pro forma interest expense reached Ps. 15,690 million and Ps. 3,454 million in 2022 and the three months ended March 31, 2023, respectively, reflecting an adjustment of Ps. (624) million and Ps. (247) million, respectively, derived from a decrease of Ps.1,289 million and Ps. 552 million, respectively, corresponding to reversing the interest expense generated by the debts that were prepaid, since, assuming that the Transactions occurred on January 1, 2022, or 2023, said interest expense would not have been generated.

Financial Product

The pro forma financial product reached Ps.11,781 million and Ps. 15,733 million in 2022 and the three months ended March 31, 2023, respectively, reflecting an adjustment of Ps. 7,939 million and Ps. 7,210 million, respectively, due to the recognition of the gain in debt cancellation.

Foreign exchange loss (gain), net.

The loss (gain) due to pro forma exchange fluctuation reached Ps. 3,927 million and Ps. 374 million in 2022 and the three months ended March 31, 2023, respectively, reflecting an adjustment of Ps. 198 million and Ps. (2,179) million, respectively, derived from a recognition in profit or loss of the exchange fluctuation of debt that was previously classified as a hedging instrument for foreign investment and a recognition of the effect of exchange rate fluctuation generated by the Exchangeable Bond and derivative financial instruments.

Market value loss (gain) on financial instruments

The loss (gain) on pro forma derivative financial instruments reached Ps. 214 million and Ps. 371 million in 2022 and the three months ended March 31, 2023, respectively, recognizing in profit or loss the accumulated effect on comprehensive income within stockholders' equity as of January 1, 2022, for derivative financial instruments that were liquidated and accounted for as accounting hedges.

Income before income taxes and share in the profit of equity method accounted investees

Income before taxes on income and participation in the results of associates and joint ventures accounted for through the pro forma equity method reached Ps. 50,537 million and Ps. 23,822 million in 2022 and the three months ended March 31, 2023, respectively, reflecting the pro forma adjustments made to net financial expenses, described in the previous section.

Income Taxes

Proforma income taxes reached Ps. 17,038 million and Ps. 5,911 million in 2022 and the three months ended March 31, 2023, respectively, reflecting an adjustment of Ps. 2,643 million and Ps. 1,583 million, respectively, derived from an increase of Ps. 2,305 million and Ps. 2,092 million, respectively, by recognizing the tax caused by the gain generated by the prepaid debt and by the interest expense generated by the costs of issuing the debt Pending amortization.

Share in the profit (loss) of equity method accounted investees and joint ventures, net of tax.

Share in investment results recognized by the equity method, net of pro forma taxes reached Ps. 99 million and Ps. (780) million in 2022 and the three months ended March 31, 2023, respectively, reflecting an adjustment for Ps. (7,359) million and Ps. (645) million derived from the effect of reversing the equity method recognized in FEMSA's base figures, given that, for purposes of the pro forma financial statements, there would have been no significant influence on the investment in Heineken since January 1, 2022, and 2023.

Net income from continuing operations

Net income from pro forma continuing operations reached Ps. 33,598 million and Ps. 17,131 million in 2022 and the three months ended March 31, 2023, respectively, reflecting the pro forma adjustments described in the preceding paragraphs, which together add up to a pro forma adjustment of Ps. (1,145) million and Ps. 7,408 million respectively.

Net income from discontinued operations

Net income from discontinued operations pro forma reached Ps. 45,043 million and Ps. 43,744 million in 2022 and the three months ended March 31, 2023, respectively, derived from an increase of Ps. 69,206 million and $55,916 million, respectively, related to recognizing the gain on the sale of the investment that arises from comparing the transaction price with the carrying amount at the corresponding date. In addition, the decrease and increase of Ps. 1,632 million and Ps. 451 million, respectively, related to the recycling of the cumulative effect by translation in net income as of the corresponding date of the transaction. A decrease of Ps. 21,302 million and Ps. 5,296 million, respectively, due to the recognition of the tax effect of the tax gain on the sale of the investment. In addition, a decrease of Ps. 80 million and Ps. 1,420 million, respectively, generated by the reversal of the deferred tax asset balance that was generated by the investment in Heineken.

Consolidated net income

Pro forma consolidated net income reached Ps. 78,641 million and Ps. 60,875 million in 2022 and the three months ended March 31, 2023, respectively, derived from the aforementioned pro forma adjustments of Ps. 43,898 million and Ps. 10,546 million, respectively, which as described above mainly reflects a pro forma adjustment to net income from discontinued operations of Ps. 45,043 million and Ps. 3,138 million respectively.

8. RESPONSIBLE PERSONS

The undersigned hereby certify that in the scope of our respective positions, we prepared FEMSA´s information contained in this Information Memorandum, which, to our best knowledge, fairly reflects the situation of the Company. We hereby also certify that we have no knowledge of relevant information that has been omitted or misrepresented in this Information Memorandum or that it contains information that could induce investors to any error.

/s/ Daniel Alberto Rodríguez Cofré
By: Daniel Alberto Rodríguez Cofré Title: Chief Executive Officer

/s/ Eugenio Garza y Garza
By: Eugenio Garza y Garza Title: Chief Financial and Corporate Development Officer

/s/ Alejandro Gil Ortiz
By: Alejandro Gil Ortiz Title: General Counsel

9. EXHIBITS

9.1.	Report of Mancera, S.C., a member firm of Ernst & Young Global Limited, FEMSA's independent external auditors, on the basis for the preparation of the pro forma financial information and the quantification of the corporate restructuring

Torre Equus 335 Ricardo Margain Valle del Campestre San Pedro Garza García, Nuevo León C.P. 66265	Tel: (81) 8152 1800 Fax: (81) 8152 1839 ey.com.mx

ASSURANCE REPORT OF THE INDEPENDENT PUBLIC ACCOUNTANT ON THE COMPILATION OF PRO FORMA FINANCIAL INFORMATION IN THE UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS TO BE INCLUDED IN A CORPORATE RESTRUCTURING PROSPECTUS

To the General Assembly of Shareholders and the Board of Directors of

Fomento Económico Mexicano, S.A.B de C.V.

We have concluded our assurance commitment to report on the compilation of unaudited consolidated condensed pro forma financial information in the unaudited consolidated condensed financial statements of Fomento Económico Mexicano, S.A.B de C.V. and subsidiaries (“FEMSA” or the “Company”) prepared by the Company's Management. The aforementioned unaudited consolidated condensed pro forma financial information includes the unaudited consolidated condensed pro forma statement of financial position as of December 31, 2022, the unaudited consolidated condensed pro forma income statements and the unaudited consolidated condensed pro forma statements of comprehensive income (loss) for the year ended December 31, 2022 and for the three months ended March 31, 2023, as well as the explanatory notes to the financial statements (collectively, the “unaudited consolidated condensed pro forma financial statements”), which include pro forma adjustments to FEMSA's consolidated financial information to disclose the pro forma financial information.

The relevant criteria on which the Company's Management has compiled the consolidated condensed pro forma financial statements are set out in the General Provisions applicable to securities issuers and other securities market participants (Mexican General Regulations Applicable to Securities Issuers) and are described in Note 3 (“Bases of preparation of the consolidated condensed pro forma financial statements”).

The consolidated condensed pro forma statement of financial position, the consolidated condensed pro forma income statement, and the consolidated condensed pro forma statement of comprehensive income (loss) as of and for the year ended December 31, 2022, are based on FEMSA's audited financial information dated March 27, 2023 and reported to the National Banking and Securities Commission (for its acronym in Spanish “CNBV”) through the Mexican Stock Exchange (for its acronym in Spanish “BMV”). For its part, the information in the consolidated condensed pro forma income statement and the consolidated condensed pro forma statement of comprehensive income (loss) for the three months ended March 31, 2023, is based on the latest unaudited quarterly consolidated condensed financial statements submitted by FEMSA to the CNBV through the BMV.

2.

The consolidated condensed pro forma financial information has been compiled by the Company's Management to show the impact on the financial situation and financial performance, derived from the sale of shares described in Note 2 in FEMSA's consolidated condensed pro forma financial statements, as if said sale and related transactions had taken place on December 31, 2022, with respect to the consolidated condensed pro forma statement of financial position as of that date; and on January 1, 2022 and 2023, with respect to the consolidated condensed pro forma income statements and the consolidated condensed pro forma statements of comprehensive income (loss) for the year ended December 31, 2022 and for the three months ended March 31 of 2023, respectively.

As part of this process, information on the financial situation and on its financial performance has been compiled by FEMSA's Management as described in Note 3 of the attached consolidated condensed pro forma financial statements.

Management’s responsibility for pro forma financial information

Management is responsible for compiling the pro forma condensed consolidated financial information in the pro forma condensed consolidated financial statements prepared on the basis of preparation and the criteria of the Mexican General Regulations Applicable to Securities Issuers described in Notes 3, 4 and 5.

Responsibility of the independent public accountant

Our responsibility is to express an opinion on whether the pro forma condensed consolidated financial information has been compiled, in all material respects, by FEMSA's Management based on the criteria of the Mexican General Regulations Applicable to Securities Issuers described in Notes 3, 4 and 5 of the pro forma condensed consolidated financial statements, as required by Article 35 of the Mexican General Regulations Applicable to Securities Issuers.

Our independence and quality control

We have complied with the independence criteria and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants, which is based on the fundamental principles of integrity, objectivity, professional competence and diligence, confidentiality and professional behavior.

We apply the International Standard on Quality Control 1 and maintain a comprehensive quality control system that includes documented policies and procedures regarding compliance with ethical requirements, professional standards, and the requirements of applicable laws and regulations.

3.

Scope of our commitment

We have carried out our engagement in accordance with International Standard on Assurance Engagements (ISAE 3420), “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus", issued by the International Auditing and Assurance Standards Board (IAASB). This standard requires the accountant to comply with ethical requirements and to plan and develop procedures to obtain reasonable assurance about whether the Company's management has compiled, in all material aspects, the consolidated condensed pro forma financial information in the accompanying consolidated condensed pro forma financial statements of the Company based on the criteria of the Mexican General Regulations Applicable to Securities Issuers described in Note 3.

For purposes of this engagement, we are not responsible for updating or submitting any report or opinion on the historical financial information used in compiling the accompanying unaudited consolidated condensed pro forma financial statements, nor have we, during this engagement, audited or reviewed the financial information used in the compilation of the referred pro forma financial statements.

The purpose of the unaudited consolidated condensed pro forma financial statements included in the prospectus presented in accordance with article 35 of the General Provisions Applicable to Issuers of Securities and other participants in the Securities Market, is solely to show the impact of a significant event or transaction on the Company's unadjusted financial information as if the transaction had occurred on a prior date selected for illustration purposes. Consequently, we do not give any assurance that the actual result of the transaction as of the dates and for the periods shown would have been as presented in the financial statements.

A reasonable assurance engagement to report whether the unaudited consolidated condensed pro forma financial information has been compiled, in all material respects, on the basis of the appropriate criteria, involves performing procedures to assess whether the applicable criteria used by the Company's Management, the compilation of the consolidated condensed pro forma financial information, provides a reasonable basis for presenting the material effects directly attributable to the event or transaction, and for obtaining sufficient appropriate evidence as to whether:

•	The related pro forma adjustments give appropriate effect to those criteria’s; and
•	the pro forma financial information provides the correct application of the adjustments to the unadjusted consolidated condensed financial information.

The selected procedures were performed based on our professional judgment, considering our understanding of the Company, the event or transaction for which the consolidated condensed pro forma financial information has been compiled, and other relevant circumstances of the engagement.

4.

Our commitment also involved evaluating the general presentation of the consolidated condensed pro forma financial information, based on what is described in Note 3 of the attached consolidated condensed pro forma financial statements.

We consider that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated condensed pro forma financial information has been compiled, in all material respects, in accordance with the bases of preparation and the criteria of the Mexican General Regulations Applicable to Securities Issuers described in Notes 3, 4 and 5 of FEMSA's consolidated condensed pro forma financial statements.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ C.P.C. Carlos Alberto Rochín Casanova

C.P.C. Carlos Alberto Rochín Casanova

San Pedro Garza Garcia, Nuevo Leon, Mexico

June 19, 2023

June 19, 2023

To the Board of Directors and Shareholders of

Fomento Económico Mexicano, S.A.B de C.V.

In relation to the stipulations in article 84 Bis of the provisions applicable to securities issuers and other securities market participants published in the Official Diary of the Federation on March 19, 2003, which has been modified from time to time (the “Sole Issuers Circular”), in addition to the requirements of article 39 of the General Provisions Applicable to Entities and Issuers regulated by the Mexican Banking and Exchange Commission that engage the services for External Audit of Basic Financial Statements (“Sole Circular for External Auditors”), in my role as External Auditor of the consolidated financial statements of Fomento Económico Mexicano S.A.B. de C.V. (the “Issuer” or “FEMSA”) and legal representative of Mancera, S.C.:

a)	Provide my consent so the Issuer includes in the Informative Prospectus for the Corporate Restructuring, the Assurance Report of the Independent Public Accountant over the Compilation of the Proforma Financial Information associated with the Condensed Consolidated Unaudited Proforma Financial Statements to be included in the prospectus for the corporate restructuring that we issued on June 19, 2023 in relation to the condensed consolidated unaudited proforma financial statements of FEMSA for the year ended December 31, 2022 and for the three months ended March 31, 2023 in accordance with the International Standard on Assurance Engagements 3420 “Engagements to Report on the Compilation of Proforma Financial Information included in a Prospectus.”

b)	With the understanding that I have previously validated that the information included in the condensed consolidated unaudited proforma financial statements included in the Informative Prospectus for the Corporate Restructuring, including any other financial information included in such documents whose sources come from the condensed consolidated unaudited proforma financial statements or from the assurance report coincides with the information over which we’ve provided assurance, over which such information has been made publicly available.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ C.P.C. Carlos Alberto Rochín Casanova

C.P.C. Carlos Alberto Rochín Casanova

Independent Auditor

Partner & Legal Representative